Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 56774-24

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

July 17, 2007

MAIL STOP: 7010
BY COURIER & FILED BY EDGAR

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:	Shannon Buskirk, Division of Corporation Finance
Ken Schuler, Mining Engineer

Dear Ms. Buskirk:

Lincoln Gold Corporation (the “Company”)
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007
File No. 000-25827

We write on behalf of the Company in response to Staff’s original letter dated May 10, 2007 and the supplemental letter of June 14, 2007 (the “Comment Letters”) signed by April Sifford, Branch Chief of the United States Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 (the “Form 10-KSB”) filed with the Commission on April 2, 2007.

On behalf of the Company, we have filed with the Commission via the EDGAR system an Amendment No. 1 to the Company’s originally filed Form 10-KSB (the “Form 10-KSB/A1”). We enclose with this letter two copies of the Form 10-KSB/A1, together with two copies of red-lined financial statements showing changes from the originally filed financial statements.

In addition to the Form 10-KSB/A1, we also provide below our item-by-item responses to the comments made in the Comment Letters. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letters. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form 10-KSB.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm, page F-2

1. Please amend your filing to include a report signed by your independent public accountants.

In response to Staff’s comment, the Company has included the signed audit report of Manning Elliott, Chartered Accountant, dated March 22, 2007.

Note 8, Stock Options, page F-13

2. We note you have stock options outstanding as of December 31, 2006 and 2005, which were accounted for in accordance with APB 25 at their grant date. We further note you have adopted the provisions of SFAS 123(R) using the modified prospective application. Please provide the disclosures required by SFAS 123(R), paragraph 84.

In response to Staff’s comment, the Company has amended Note 8 of its financial statements for the years ended December 31, 2006 and 2005, entitled “Stock Options”, to include the disclosure required under SFAS 123(R), paragraph 84.

Engineering Comments

3. If your web site contains disclosure about adjacent or other properties on which the company has no right to explore or mine, please include the following cautionary language along with such information.

“This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC’s mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.”

In response to Staff’s comment, the Company has updated its web site in order to include the requested cautionary language.

4. We note that you refer to or use the terms such as potential mineralization, drill indicated resources, measured, indicated, or inferred resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

“Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as “reserves”, “resources”, “geologic resources”, “proven”, “probably”, “measured”, “indicated”, or “inferred”, which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-KSB, File No. 000-25827. You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gob/edgar.shtml”.

In response to Staff’s comment, the Company has updated its web site in order to include the requested cautionary language.

In further response to Staff’s comment, we enclose a copy of the Company’s disclosure acknowledgement letter under the Securities Exchange Act of 1934.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7410.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/jl
Encls.

cc:	Lincoln Gold Corporation Attention: Mr. Paul Saxton, CEO